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                             June 5, 2020

       Mostafa Nagaty
       Chief Financial Officer
       KKR Real Estate Finance Trust Inc.
       9 West 57th Street, Suite 4200
       New York, NY 10019

                                                        Re: KKR Real Estate
Finance Trust Inc.
                                                            Form 10-K for the
year ended December 31, 2019
                                                            Form 10-Q for the
quarterly period ended March 31, 2020
                                                            File No. 001-38082

       Dear Mr. Nagaty:

             We have reviewed your filings and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-Q for the quarterly period ended March 31, 2020

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Core Earnings , page 46

   1. We note a provision for credit losses, net of $55.3 million was recorded for the three months ended March 31,
2020, which is presented as an adjustment from Net Income
                                                        (Loss) Attributable to
Common Stockholders to Core Earnings. We also note on page 60 your period-to-period
discussion with respect to the increase in the provision for credit losses, net, due
primarily to the COVID-19 pandemic. Please tell us how you determined this adjustment was
appropriate and if you intend to make similar adjustments to Core
                                                        Earnings going forward.




                                                        We remind you that the
company and its management are responsible for the accuracy
 Mostafa Nagaty
KKR Real Estate Finance Trust Inc.
June 5, 2020
Page 2

and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Shannon
Menjivar, Accounting Branch Chief, at (202) 551-3856 with any questions.



FirstName LastNameMostafa Nagaty                          Sincerely,
Comapany NameKKR Real Estate Finance Trust Inc.
                                                          Division of
Corporation Finance
June 5, 2020 Page 2                                       Office of Real Estate
& Construction
FirstName LastName